UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

The management of LINX S.A. (”LINX” or “Company”), leader in retail management technologies, pursuant to CVM Instruction No. 481/09, as amended, discloses the consolidated voting map (Annex 1), considering all distance voting ballots submitted to the custody agents, to the bookkeeper of the Company’s shares, identifying how many approvals, rejections or abstentions received each matter contained in the ballot paper of the Extraordinary General Meeting to be held on April 30, 2021.

São Paulo, April 26, 2021.

Antonio Ramatis Fernandes Rodrigues

Investor Relations Officer

ANNEX 1

SYNTHETIC MAP SENT BY THE BOOKKEEPER

EXTRAORDINARY GENERAL MEETING

Deliberations:	APPROVE	REJECT	ABSTAIN
1. Approval of the maximum amount of the annual global compensation of the Company's managers for the fiscal year to be ended on December 31, 2021.	5,935,563	2,808,195	-
2. Indication of all the names that make up the slate (The votes indicated in this field will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the Board of Directors and the separate election that they deal with these fields occur) - Board of Directors.	3,489,546	5,254,112	-
3. If one of the candidates that make up the chosen slate ceases to be part of it, can the votes corresponding to his / her shares continue to be cast on the chosen slate?	26,026	8,617,632	100,000
4. Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages to the members of the ticket you chose? (If the shareholder chooses to "abstain" and the election occurs by the multiple voting process, his vote must be counted as an abstention in the respective resolution of the meeting.)	2,697,276	-	6,046,382

5. Visualization of all candidates that make up the slate to indicate the% (percentage) of the votes to be attributed

Alberto Menache _______________________________________ 539,452

Nercio Jose Monteiro Fernandes __________________________539,452

Alon Dayan ____________________________________________ 539,452

Roger de Barbosa Ingold _________________________________ 539,452

João Adamo Junior ______________________________________ 539,452

6. In the event of a second call for this Extraordinary General Meeting, can the voting instructions contained in this bulletin be considered for the holding of the Meeting in a second call?	8,706,713	36,945	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer